SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

B COMMUNICATIONS LTD.
 (Name of Registrant)

2 Dov Friedman Street, Ramat Gan 5250301, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

B COMMUNICATIONS LTD.

The following exhibits are attached:

The attached exhibits pertain to the Registrant’s controlled subsidiary, Bezeq The Israel Telecommunication Corp. Ltd., (the “Company” and together with its subsidiaries, the “Group”):

99.1	Condensed Consolidated Interim Financial Statements (Unaudited) of the Group as at June 30, 2014.
99.2	Directors' Report on the State of the Group's Affairs for the six month period ended June 30, 2014.
99.3	Update of Chapter A (Description of Group Operations) of the Periodic Report for 2013.
99.4	Company Separate Condensed Interim Financial Information as at June 30, 2014 (Unaudited).
99.5	DBS Satellite Services (1998) Ltd. Condensed Interim Financial Statements as at June 30, 2014 (Unaudited).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B COMMUNICATIONS LTD.
(Registrant)

By:	/s/ Doron Turgeman
Doron Turgeman
Chief Executive Officer

Date: September 1, 2014

EXHIBIT INDEX

The attached exhibits pertain to the Registrant’s controlled subsidiary, Bezeq The Israel Telecommunication Corp. Ltd., (the “Company” and together with its subsidiaries, the “Group”):

EXHIBIT NO.	DESCRIPTION

99.1	Condensed Consolidated Interim Financial Statements (Unaudited) of the Group as at June 30, 2014.
99.2	Directors' Report on the State of the Group's Affairs for the six month period ended June 30, 2014.
99.3	Update of Chapter A (Description of Group Operations) of the Periodic Report for 2013.
99.4	Company Separate Condensed Interim Financial Information as at June 30, 2014 (Unaudited).
99.5	DBS Satellite Services (1998) Ltd. Condensed Interim Financial Statements as at June 30, 2014 (Unaudited).